UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Algonquin Power & Utilities Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

015857105

(CUSIP Number)

Stephen D. Aftanas

1223 Lower Water St.

Halifax, Nova Scotia

B3J 3S8

902-428-6096

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 26, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP NO. 015857105	SCHEDULE 13D	PAGE 2 OF 4

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Emera Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nova Scotia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,126,766
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,126,766
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,126,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.51%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 015857105	SCHEDULE 13D	PAGE 3 OF 4

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 20, 2013, (the “Original Schedule 13D”) by Emera Incorporated (the “Reporting Person”) relating to the common shares, no par value (“Common Shares”), of Algonquin Power & Utilities Corp. (the “Issuer”). Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Person in the Original Schedule 13D. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Considerations

In addition to the disclosure contained in Item 3 of the Original Schedule 13D, on March 26, 2013, the Reporting Person subscribed for 3,960,000 Common Shares of the Issuer, at a price of C$7.40 per Common Share. The sources of funding for the purchase of the Common Shares were available cash on hand of the Reporting Person and the utilization of existing lines of credit of the Reporting Person.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person may be deemed to beneficially own 50,126,766 Common Shares, representing approximately 24.51% of the Issuer’s outstanding Common Shares.

(b)	The Reporting Person has sole voting power and sole dispositive power with regard to the Common Shares.

(c)	On February 6, 2013 and February 14, 2013, the Reporting Person exchanged previously acquired subscription receipts into an aggregate of 7,842,016 Common Shares, all of which were exchanged at a price of C$5.74 per Common Share. The subscription receipts were acquired in connection with the previously announced acquisition by the Issuer’s power generation subsidiary of a 51% interest in a 480 MW U.S. wind power portfolio. The tranche consisting of 2,614,005 million subscription receipts was exchanged on February 6, 2013 and the remaining tranche was exchanged on February 14, 2013.

On February 14, 2013, the Reporting Person exchanged previously acquired subscription receipts into 3,421,000 Common Shares of the Issuer, at a price of C$4.72 per Common Share. The subscription receipts were acquired on September 12, 2011 in connection with the previous sale to the Issuer of the 49.999% interest held by the Reporting Person in Calpeco.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2013

EMERA INCORPORATED

By:	/s/ Stephen D. Aftanas
Name: Stephen D. Aftanas
Title: Corporate Secretary